BRF S.A.

Companhia Aberta de Capital Autorizado

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

EXTRACT OF THE MINUTES OF THE EXTRAORDINARY MEETING

OF THE BOARD OF DIRECTORS

HELD ON APRIL 16, 2025

1.             Date, Time and Place: Held on April 16, 2025, at 2:00 p.m., by videoconference.

2.             Call and Attendance: The summons was dismissed due to the presence of the totality of the members of the Board of Directors, namely, Mr. Marcos Antonio Molina dos Santos, Mrs. Marcia Aparecida Pascoal Marçal dos Santos, Mr. Sergio Agapito Lires Rial, Mr. Marcos Fernando Marçal dos Santos, Mrs. Flávia Maria Bittencourt, Mr. Augusto Marques da Cruz Filho, Mr. Eduardo Augusto Rocha Pocetti, Mr. Pedro de Camargo Neto and Mr. Márcio Hamilton Ferreira.

3.             Presiding Board: Chairman: Mr. Marcos Antonio Molina dos Santos. Secretary: Mr. Bruno Machado Ferla.

4.             Agenda: Analysis and approval of the Form 20-F and F-Pages.

5.           Resolutions: The members of the Company's Board of Directors, by unanimous vote and without any reservations, reservations or restrictions, approved the drafting of these minutes in the form of a summary and examined and debated the matters contained in the Agenda as described below:

5.1.      The members of the Board of Directors unanimously approved the Form 20-F and F-Pages, for the fiscal year ended December 31, 2024, which shall be filed with the Securities & Exchange Commission – SEC until the end of April 30, 2025.

6.             Documents filed at the Company: The documents analyzed by the members of the Board of Directors or information presented during the meeting were filed at the Company’s head office.

7.             Closure: There being no other matters to be discussed, the meeting was closed, during which time the present minutes were drawn up in summary form by electronic processing and, having been read and found correct by all those present, were signed.

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Extract of the Minutes of the Extraordinary Meeting of the Board of Directors held on April 16, 2025

BRF S.A.

Companhia Aberta de Capital Autorizado

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

EXTRACT OF THE MINUTES OF THE EXTRAORDINARY MEETING

OF THE BOARD OF DIRECTORS

HELD ON APRIL 16, 2025

I certify that the above text is a faithful copy of the minutes which are filed in the Book of the Minutes of the Ordinary and Extraordinary Meetings of the Company´s Board of Directors.

São Paulo, April 16, 2025.

Bruno Machado Ferla

Secretary

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Extract of the Minutes of the Extraordinary Meeting of the Board of Directors held on April 16, 2025